EATON PARTNERS, LLC & SUBSIDIARIES

(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



Ernst & Young LLP
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New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Eaton Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Eaton Partners, LLC (the "Company") as of December 31, 2017 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 1, 2018

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

<u>ASSETS</u>

Cash and cash equivalents	$	29,731,245
Fees receivable		50,305,701
Property and equipment, net		361,391
Other assets		619,313
TOTAL ASSETS	$	81,017,650

<u>LIABILITIES AND MEMBER'S CAPITAL</u>

Liabilities:		
Commissions payable	$	3,179,407
Accrued compensation		17,601,967
Accrued expenses and other liabilities		895,209
Due to Parent and affiliates		3,974,742
TOTAL LIABILITIES		25,651,325
Member's capital		55,366,325
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	81,017,650

The accompanying notes are an integral part of this consolidated statement of financial condition.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1.   ORGANIZATION AND BUSINESS

Eaton Partners, LLC ("Eaton Partners") is a limited liability company established in the State of Connecticut.   Eaton Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On February 27, 2013, Eaton Partners registered as an introducing broker dealer with National Futures Association ("NFA"). Eaton Partners' business services include raising capital from institutional investors for investment funds or advisors and other consulting services. Eaton Partners operates from its headquarters in Connecticut with other offices in California, Texas, Illinois, China, Hong Kong and United Kingdom.

CPE (UK) Limited ("CPE UK LTD") is a wholly owned Subsidiary of Eaton Partners. CPE UK is a private limited company incorporated under the laws of the United Kingdom. On February 1, 2008, CPE UK formed Eaton Partners (UK) LLP ("EP UK LLP") to assist in marketing activities for Eaton Partners in Europe. CPE UK owns 99% of the partnership interest in EP UK LLP. EP UK LLP is registered with the Financial Conduct Authority (the "FCA"). CPE UK and EP UK LLP are herein collectively called "Eaton UK".

Eaton Partners formed Eaton Partners Investment Advisory (Shanghai) Co., Ltd ("Eaton Shanghai"), a wholly foreign owned enterprise (WFOE), to assist on business activities in China.

Eaton Partners formed Eaton Partners Advisors (HK) Limited ("Eaton HK"), a private limited company incorporated in Hong Kong.   Eaton HK is registered to carry Type I regulated activities with the Securities and Futures Commission ("SFC").   Eaton Partners, Eaton UK, Eaton Shanghai and Eaton HK are herein collectively referred to as the "Company".

Effective January 4, 2016, pursuant to Membership Interest Purchase Agreement (MIPA), Stifel Financial Corp ("SFC" or the "Parent") acquired 100% membership interests of Eaton Partners, LLC and became its sole member.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. The estimates include assessing the collectability of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Translation of Foreign Financial Statements

The assets and liabilities of the Eaton UK, Eaton Shanghai and Eaton HK are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, the Company had cash and cash equivalent balances at five major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

Stock-Based Compensation

Employees of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. Costs incurred under this plan are allocated to the Company based on its employee's participation in the plan.   See Note 12 for a further discussion of stock-based compensation.

Income Taxes

The Company is a single member limited liability company for U.S. federal and state income tax purposes. The Parent is responsible for the payment of income taxes. CPE UK is a limited company and is subject to certain taxes based on income in accordance with laws of the United Kingdom.   The members of Eaton UK are responsible for the payment of income taxes. Eaton Shanghai and Eaton HK both are subject to local taxes in China and Hong Kong.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is no longer subject to federal, state or local tax examinations by authorities for the years before 2012.

<u>Depreciation</u>

Property and equipment are stated at cost. Amortization and depreciation are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Life of lease
Furniture and fixtures	7 years
Office equipment	5 years
Computer hardware and software	3 years

NOTE 3.   FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company as follows:

2018	$ 22,141,331
2019	12,012,192
2020	6,603,564
2021	122,731
Thereafter	9,425,883
	$ 50,305,701

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2017, $3,078,719 of fees receivable have been included in the computation of net capital.

The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. At December 31, 2017 there was no allowance for doubtful accounts.

During the year, the Company wrote-off $1,711,000 receivables related to two clients. The Company also had the same payables accrued to economic interest partners for these receivables.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 4.   PROPERTY AND EQUIPMENT

At December 31, 2017, property and equipment consists of the following:

Computer hardware	$	218,347
Leasehold improvement		216,624
Furniture, fixtures and equipments		320,009
Computer software		19,941
Total		774,921
Less accumulated amortization and depreciation		(413,530)
Total Property and Equipment, Net	$	361,391

NOTE 5.   COMMISSIONS PAYABLE

Eaton Partners has commission arrangements with former members, former and current employees and outside consultants (the "Economic Partners"). The arrangements provide for payments to be made to the Economic Partners when Eaton Partners receives payment from the associated clients. As of December 31, 2017, commission payable amounted to $3,179,407.

Commissions payable are due to be paid, subject to collection by Eaton Partners of the related fee receivables, as follows:

2018	$	2,269,233
2019		53,438
Thereafter		856,737
	$	3,179,407

The following is a reconciliation from the commission payable balance on the consolidated statement of financial condition to the amount used to calculation the portion of the allowable fees receivable in the computation of net capital:

Commission payable	$	3,179,407
Cash collected of fees receivable not remitted to former members as of December 31, 2017		(100,689)
Commission payable used in the computation of net capital	$	3,078,718

As of December 31, 2017, The Company collected fees receivable of $100,688 which has not been remitted to former members or economic interest holders.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

2018	$	1,077,442
2019		760,632
2020		608,316
2021		608,316
Thereafter		405,544
	$	3,460,250

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant at December 31, 2017 or during the year then ended.

Litigation

The Company had not been named as defendant or codefendant in legal proceedings. At December 31, 2017, the Company believes, based on currently available information, that any unknown litigation liability will not have a material adverse effect on the Company's financial condition. Legal reserves have been reviewed in accordance with ASC 450, *Contingencies*.

There are no outstanding litigation and the litigation section relates to potential claims.

NOTE 7.   RELATED PARTY TRANSACTIONS

Eaton Partners and Eaton UK have entered into a service agreement dated September 23, 2009 (the "UK Service Agreement") whereby an amount equal to cost plus the standard operating budget will be paid by Eaton Partners to Eaton UK for the services provided by Eaton UK under the Service Agreement.

The Eaton UK operating budget will be agreed for the year and revised by agreement between Eaton UK and Eaton Partners from time to time during each year. The operating-budget includes any agreed monthly drawings of members of Eaton UK and the cost of any benefits which Eaton UK agrees to provide to its members pursuant to the UK Service Agreement.

In addition, Eaton Partners and Eaton Shanghai have entered into a service agreement dated January 17, 2011 (the "Shanghai Service Agreement"). Eaton Partners and Eaton HK have also entered into a service agreement dated March 8, 2011 (the "HK Service

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 7.   RELATED PARTY TRANSACTIONS (continued)

Agreement"). The company has implemented cost plus methodologies in accordance with opinion from local tax and accounting authorities.

The Eaton UK operating budget will be agreed for the year and revised by agreement between Eaton UK and Eaton Partners from time to time during each year. The operating-budget includes any agreed monthly drawings of members of Eaton UK and the cost of any benefits which Eaton UK agrees to provide to its members pursuant to the UK Service Agreement.

The Company has a Service Agreement (the "Agreement") with the parent and Stifel Nicolaus & Company, Inc. ("SNC"), a wholly-owned subsidiary of the parent, whereby certain support services are provided by the Parent and SNC

During the year ended December 31, 2017, the Company received capital contributions from the Parent in the amount of $10,000,000.

At December 31, 2017, due to Parent in the accompanying consolidated financial statement primarily consists of stock-based compensation due to the Parent that is paid upon conversion of stock units. During the year ended December 31, 2017, the Company revised the allocation methodology for certain administrative expenses to reflect the parent's proportionate consumption of such costs.

Eaton UK has entered into a service agreement between Stifel Nicolaus Europe Limited ("SNEL"), dated August 1, 2016, whereby certain payroll and administration services are provided by SNEL for the benefit of Eaton UK employees.

NOTE 8.   NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA and NFA, Eaton Partners is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. Eaton Partners has elected to use the alternative method permitted by the Rule, which requires Eaton Partners to maintain minimum net capital equal to $250,000. At December 31, 2017, Eaton Partners had net capital of $5,640,412 which was $5,390,412 in excess of its required net capital of $250,000.

NOTE 9.   CONCENTRATION

Three clients accounted for 15%, 13% and 11%, for an aggregate of 39% of fee receivables at December 31, 2017.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 10.   CONSOLIDATED SUBSIDIARIES

The following is a summary of the financial information of the Subsidiaries:

(dollars in thousands)

	Assets	Liabilities	Equity
FOCUS filed			
Eaton Partners LLC	$ 76,303	$ 20,937	$ 55,366
Consolidated subsidiaries	7,405	5,793	1,612
Elimination	*(2,691)*	*(1,079)*	*(1,612)*
Total	$ 81,017	$ 25,651	$ 55,366

The Subsidiaries' shareholder's capital is not included as capital for purposes of calculating Eaton Partners' net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

Pursuant to United Kingdom Financial Conduct Authority (FCA) and British Inland Prudential Regulation Authority BIPRU (INV) Chapter 9, Eaton UK is required to maintain its minimum capital in excess of £43,000. The required information is filed with FCA on quarterly basis.

As of 12/31/2017, Eaton UK had capital of £50,000 which was £7,000 above its minimum capital requirement £43,000.

Under the Hong Kong Securities and Future (Financial Resources) Rules, the Eaton HK must maintain its liquid capital (assets and liabilities adjusted as determined by Hong Kong Securities and Futures (Financial Resources) Rules in excess of HK$3,000,000. The required information is filed with SFC on monthly basis.

As of 12/31/2017, Eaton HK had capital HK$7,133,000 which was HK$2,133,000 in excess of its capital requirement.

NOTE 11.   EMPLOYEE PROFIT-SHARING PLAN

Eligible employees of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Plan") of the Parent. Employees are permitted within limitation imposed by tax law to make pre-tax contribution to the Plan. The Company may match certain employee contributions or make additional contribution to the Plan at the discretion of the Parent.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 12.   DEFERRED COMPENSATION PLAN

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to eight year vesting period.

All stock-based compensation plans are administered by Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

In response to the Tax Cuts and Jobs Act of 2017 that was enacted in December 2017, the Parent offered selected employees the opportunity to participate in the conversion of certain RSUs into restricted stock pursuant to a Modification Award Agreement. Under the terms of the Modification Award Agreement, vesting of certain restricted stock will no longer be contingent upon continued employment but rather will vest so long as the employee is not engaged in certain competitive or soliciting activities as provided in the Wealth Accumulation Plan.

The fair value of the awards described above was based upon the closing price of the Parent's common stock on the date of the grant of the awards.

The Wealth Accumulation Plan is provided to certain revenue producers, officers and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Units generally vest over a three to five year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

NOTE 13.   RECENT ACCOUNTING DEVELOPMENTS

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized.

EATON PARTNERS, LLC & SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF STIFEL FINANCIAL CORP.)

NOTES TO THE CONSOLIDATION STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 13.   RECENT ACCOUNTING DEVELOPMENTS (continued)

The Company will adopt the accounting update effective as of January 1, 2018 using the modified retrospective method. This new revenue standard will change the presentation of certain costs related to advisory activities so that such costs will be recorded in the relevant operating expense line item versus the current practice of netting such costs against Fee income. In addition, the new revenue standard may defer the timing of the recognition of upfront advisory fees (e.g., retainers) until completion of the engagement. The Company currently recognizes such fees when services are completed under the terms of engagement and revenues are fixed or determinable and collectability is reasonably assured. The adoption of the accounting update will not have a material impact on the Company's consolidated statement of financial condition.

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for the Company) under a modified retrospective approach and early adoption is permitted. Upon adoption, the Company expects a gross up on its consolidated statement of financial condition upon recognition of the right-of-use assets and lease liabilities and does not expect the amount of the gross up to have a material impact on its statement of financial condition.

NOTE 14.   SUBSEQUENT EVENTS

We evaluate subsequent events that have occurred after the statement of financial condition date but before the statement of financial condition was available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing statement of financial condition, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through March 1, 2018, the date of the accompanying consolidated statement of financial condition was issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition.